

02003639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 3/18

| SEC FILE NO. |
| --- |
| 8-48587 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 1 1 2002
WASH. D.C.
354
SECTION


## FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (mm/dd/yy) AND ENDING 12/31/01 (mm/dd/yy)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KUN-LUN DEVELOPMENT CORPORATION

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

440 MISSION COURT, SUITE 230
(No and Street)

| FREMONT | CALIFORNIA | 94539 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILBERT KUO (510) 661-0260
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

| 675 Ygnacio Valley Road, Suite B-213, | Walnut Creek, | California | 94596 |
| --- | --- | --- | --- |
| (Address) | (City) | (Sate) | (Zip Code) |

**CHECK ONE:**

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, **GILBERT KUO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KUN-LUN DEVELOPMENT CORPORATION**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

**NONE**

Signature

President & CEO

Title



JULIE YEH
Comm. # 1248048
NOTARY PUBLIC-CALIFORNIA
Alameda County
My Comm. Expires Jan. 1, 2004


Notary Public

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| (X) | (a) | Facing page. |
| (X) | (b) | Statement of Financial Conditions. |
| (X) | (c) | Statement of Income (Loss). |
| (X) | (d) | Statement of Cash Flows. |
| (X) | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| (X) | (g) | Computation of Net Capital. |
| (X) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| (X) | (i) | Information Relating to the Possession or control Requirements Under Rule 15c3-3. |
| (X) | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3. |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| (X) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| (X) | (o) | Independent Auditor's Report on Internal Accounting Control. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Kun-Lun Development Corporation

## Table of Contents

*ERNST WINTTER & ASSOCIATES* *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

Independent Auditor's Report

Board of Directors
Kun-Lun Development Corporation.
Fremont, California

We have audited the accompanying statement of financial condition of Kun-Lun Development Corporation (the Company) as of December 31, 2001, and the related statements of income loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kun-Lun Development Corporation at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 5, 2002

# Kun-Lun Development Corporation

## Statement of Financial Condition

## December 31, 2001

### Assets

| | | |
|---|---|---|
| Cash | | $ 22,131 |
| Deposits at clearing organization | | 101,614 |
| Commissions receivable | | 11,276 |
| Due from broker | | 14,650 |
| Securities owned at market value | | 5,999,421 |
| Due from affiliate | | 2,265,154 |
| Furniture and equipment, net of $55,433 accumulated depreciation | | 37,203 |
| Prepaid expenses and other assets | | 8,741 |
| Total assets | | $ 8,460,190 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Accounts payable | | $ 3,206 |
| Payable to clearing broker | | 2,731,161 |
| Taxes payable | | 56,171 |
| Deferred tax liability | | 1,748,000 |
| Total liabilities | | 4,538,538 |
| Stockholder's equity | | |
| Common stock (50,000,000 shares of no par value authorized; 12,000,000 shares issued and outstanding) | $ 1,210,000 | |
| Retained earnings | 2,711,652 | |
| Total stockholder's equity | | 3,921,652 |
| Total liabilities and stockholder's equity | | $ 8,460,190 |

See independent auditor's report and accompanying notes.

**Kun-Lun Development Corporation**

**Statement of Income (Loss)**

**For the Year Ended December 31, 2001**

| | |
|---|---|
| Revenues: | |
| Commissions and related fees | $ 273,049 |
| Dividend and interest income | 83,952 |
| Total revenues | 357,001 |
| Net loss on marketable securities | (644,293) |
| Expenses: | |
| Management fees | 270,000 |
| Compensation | 265,903 |
| Interest | 203,047 |
| Rent | 91,542 |
| Clearing charges | 41,734 |
| Depreciation | 12,977 |
| Other operating expenses | 105,201 |
| Total expenses | 990,404 |
| Loss before income taxes | (1,277,696) |
| Income tax benefit | (513,831) |
| Net loss | $ (763,865) |

See independent auditor's report and accompanying notes.

## Kun-Lun Development Corporation

## Statement of Changes in Stockholder's Equity

## For the Year Ended December 31, 2001

| | Common Stock | Retained Earnings | Stockholder's Equity |
|---|---|---|---|
| December 31, 2000 | $1,210,000 | $3,475,517 | $4,685,517 |
| Net income (loss) | | (763,865) | (763,865) |
| December 31, 2001 | $1,210,000 | $2,711,652 | $3,921,652 |

See independent auditor's report and accompanying notes.

# Kun-Lun Development Corporation

## Statement of Cash Flows

## December 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (763,865) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 12,977 |
| Loss on marketable securities | 644,293 |
| Deferred taxes | (572,000) |
| (Increase) decrease in: | |
| Deposits at clearing organization | 92,546 |
| Commissions receivable | 2,879 |
| Due from broker | 28,651 |
| Due from affiliate | (71,795) |
| Prepaid expenses and other assets | 4,702 |
| Increase (decrease) in: | |
| Accounts payable | 3,206 |
| Taxes payable | 55,171 |
| Net cash provided (used) by operating activities | $ (563,235) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchases of marketable investment securities | (209,225) |
| Sales of marketable investment securities | 4,865,106 |
| Purchases of furniture and equipment | (16,795) |
| Net cash provided (used) by investing activities | $ 4,639,086 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Decrease in payable to clearing broker | (4,082,515) |
| Net increase (decrease) in cash and equivalents | $ (6,664) |
| Cash at beginning of year | 28,795 |
| Cash at end of year | $ 22,131 |

See independent auditor's report and accompanying notes.

## Kun-Lun Development Corporation

## Statement of Cash Flows

## December 31, 2001

| SUPPLEMENTAL INFORMATION | | |
|---|---|---|
| Taxes paid | $ | 2,998 |
| Interest paid | $ | 203,047 |

See independent auditor's report and accompanying notes.

# Kun-Lun Development Corporation

## Notes to the Financial Statements

## December 31, 2001

(1) Organization

Kun-Lun Development Corporation (the Company) was incorporated in the State of California on September 30, 1995. The Company was approved for NASD membership on March 4, 1997. The Company is a wholly - owned subsidiary of KLD Holdings Company, LLC (Holdings). The purpose of the Company is to act as a broker dealer engaging in general securities activities primarily in Northern California and to invest the stockholder's capital to provide an adequate return on investment. Securities transactions are cleared through Bear Stearns and Co., Inc. on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Commissions Receivable
Commissions receivable at December 31, 2001 are from Bear Stearns and Co., Inc., the Company's clearing broker. The Company considers this receivable to be fully collectible at December 31, 2001.

Securities Owned
Securities owned are valued at market value. The resulting difference between cost and market value is included in the Company's income (loss).

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Furniture, Fixtures & Equipment
Furniture, fixtures and equipment are stated at cost. Depreciation is calculated using the straight line and accelerated methods over the estimated useful life of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

(3) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

## Kun-Lun Development Corporation

## Notes to the Financial Statements

## December 31, 2001

(4) Income Taxes

Deferred tax liabilities relate primarily to the recognition of unrealized market gains and losses of securities held for investment for financial statement purposes verses recognition of gains and losses when investments are sold for tax purposes and for the difference between book and tax depreciation methods. Deferred tax assets were not significant at December 31, 2001.

Net deferred tax liabilities at December 31, 2001 consist of the following:

| | |
|---|---|
| Deferred tax liabilities | |
| Federal | 1,361,000 |
| State | 387,000 |
| Total | 1,748,000 |

The components of the income tax provision (benefit) for the year ended December 31, 2001 are as follows:

| | | |
|---|---|---|
| Current | | |
| Federal | $ 26,500 | |
| State | 11,000 | |
| Net Current | | $ 37,500 |
| | | |
| Deferred | | |
| Federal | $ (427,365) | |
| State | (123,966) | |
| Net deferred | | $ (551,331) |
| | | |
| Total income tax expense (benefit) | | $ (513,831) |

(5) Deposits Held At Clearing Organization

Under the Company's clearing agreement, a good faith deposit of $100,000 is required to be held at Bear Stearns and Co., Inc., the Company's clearing agent.

## Kun-Lun Development Corporation

## Notes to the Financial Statements

## December 31, 2001

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2001, the Company's net capital was $540,371 which exceeded the requirement by $440,371.

(7) Lease Obligations

The Company has an obligation under an operating lease for office space which expires on June 30, 2004. Aggregate annual rentals for office space at December 31, 2001 are as follows:

| Year ended | Amount |
|---|---|
| December 31, 2002 | 71,995 |
| December 31, 2003 | 72,853 |
| June 30, 2004 | 36,855 |
| | $ 181,703 |

(8) Payable to Clearing Broker

The payable to clearing broker of $2,731,161 is for margin loans collateralized by securities owned at market value. The interest rate charged by Bear Stearns Securities Corp. on this loan is the Federal Funds rate plus .75%.

(9) Risk Concentrations

At December 31, 2001, the Company's investment in equity securities owned at market value was $5,999,421 which consisted primarily of 190,732 shares of Intel Corporation common stock valued at $5,998,521.

(10) Related Parties

Due from affiliates at December 31, 2001 of $2,265,154 is comprised of notes receivable from Holdings of $2,050,000 and related accrued interest of $215,154. The notes are payable on demand and carry interest at a fixed rate of 3.00%.

Management fees of $270,000 were paid to Holdings during the year ended December 31, 2001.

A significant percentage of commission revenues are earned on securities transactions executed on behalf of the Company or Holdings. Management has not determined the amount earned from these transactions included in revenue.

SUPPLEMENTAL INFORMATION

## Kun-Lun Development Corporation

## Schedule I
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## As of December 31, 2001

| | | |
|---|---|---|
| Net Capital: | | |
| Total stockholder's equity qualified for net capital | | $ 3,921,652 |
| Add: Deferred taxes related to unrealized gains on assets otherwise deducted from net capital | | 707,279 |
| Less: Non-allowable assets | | |
| Due from affiliate | $ 2,265,154 | |
| Excess deposit at clearing organization | 1,614 | |
| Furniture and equipment (net) | 37,203 | |
| Prepaid expenses and other assets | 9,041 | |
| Total non-allowable assets | | 2,313,012 |
| Net capital before haircuts on securities | | $ 2,315,919 |
| Less: Haircuts | | |
| Other securities | $ 899,913 | |
| Undue concentration | 875,635 | |
| | | 1,775,548 |
| Net capital | | $ 540,371 |
| Net minimum capital requirement of 6.67% of aggregate indebtedness of $59,377 or $100,000, whichever is greater | | 100,000 |
| Excess net capital | | $ 440,371 |

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2000).

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 1,616,412 |
| Decrease in stockhocker's equity | (1,809,404) |
| Increase in deferred tax related to unrealized gains | 707,279 |
| Decrease in non-allowable assets | 16,941 |
| Decrease in undue concentration haircut | 9,143 |
| Net capital per above computation | $ 540,371 |

## Kun-Lun Development Corporation

## Schedule II
## Computation for Determination of Reserve Requirements
## Pursuant to Rule 15c3-3 of the
## Securities and Exchange Commission

## For the Year Ended December 31, 2001

An exception from Rule 15c3-3 is claimed, based upon section (k) (2) (ii). All customer transactions are cleared through Bear Stearns & Co., Inc. or otherwise processed in accordance with Rule 15c3-1 (a) (2).

*ERNST WINTTER & ASSOCIATES* *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

# Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Kun-Lun Development Corporation
Fremont, California

In planning and performing our audit of the financial statements and supplemental schedules of Kun-Lun Development Corporation (the Company) for the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the Company's internal control, and their operations that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 5, 2002.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.
>
> Management's procedures for appropriately assessing and applying accounting principles during the year were inadequate. Deferred tax liabilities and losses on securities were not appropriately presented in conformity with generally accepted accounting principles. Management has implemented procedures to ensure appropriate application of generally accepted accounting principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 5, 2002

TO THE COMMISSIONER OF CORPORATIONS

STATE OF CALIFORNIA

Verification Form Pursuant to

Rules 260.241.2(b) and 350.535.1(b)

I, Gilbert Kuo, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27th day of February, 2002,
at Fremont, California.



Gilbert Kuo
President

Kun-Lun Development Department
(Name of licensee)

915-1642
(File Number)

# Kun-Lun Development Corporation

## Annual Audit Report

## December 31, 2001

*ERNST WINTTER & ASSOCIATES*
*Certified Public Accountants*